FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____  No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding the grant of a conditional waiver from strict compliance with Rule 3.28 of the Hong Kong Listing Rules by the Hong Kong Stock Exchange in connection with the appointment of Mr. Huang Chaoquan as the secretary to the board, of the Registrant made by the Registrant on May 25, 2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CHANGE OF COMPANY SECRETARY

On 16 May 2017, Mr. Huang Chaoquan is appointed as the Company Secretary of the Company. The Company has applied for, and the Stock Exchange has granted the Company, a conditional waiver from strict compliance with Rule 3.28 of the Hong Kong Listing Rules for a period of three years commencing from 22 May 2017. The Company shall notify the Stock Exchange at the end of the wavier period for the Stock Exchange to re-visit the situation.

Reference is made to the announcement published by Huaneng Power International, Inc. (the “Company”) on 16 May 2017.

On 16 May 2017, Mr. Huang Chaoquan (“Mr. Huang”) is appointed as the secretary of the board of directors (qua “company secretary” within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Hong Kong Listing Rules”)) (the “Company Secretary”) of the Company, with effect from the date on which the Stock Exchange approves of the engagement of Mr. Huang Chaoquan as the new Company Secretary of the Company.

Set out below is the biographical details of Mr. Huang:

Mr. Huang, aged 52, Manager of the Corporate Management Department of the Company. During his service at the Beijing branch of the Company from 1998 to 2000, Mr. Huang was the Director of the Product Department and later the Director of the Planning Management Department. From 2000 to 2001, he was the Deputy Chief of the Market Division of the Planning Management Department of the Company. From 2001 to 2005, Mr. Huang was the Deputy Chief of Marketing Division, Chief of General Office and Chief of Division II of the Marketing Department of the Company. Mr. Huang was also the Chief of Ideological Division of Ideological Political Work Department of the Company from 2005 to 2006 and the Chief of the Ideological Division of the Human Resources Department of the Company from 2006 to 2007. He served as the Deputy Director and Director of the Board Office of the Company from 2007 to 2014. Mr. Huang graduated from the Harbin University of Science and Technology where he holds a master’s degree of management engineering (post-graduate diploma) and is a senior economist.

The Company has engaged Mr. Zhang Xinmin (“Mr. Zhang”), who is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants, to provide assistance to Mr. Huang until 21 May 2020 to enable Mr. Huang to discharge his duties as Company Secretary.

In respect of Mr. Huang’s appointment, the Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with Rule 3.28 of the Hong Kong Listing Rules for a period of three years commencing from 22 May 2017. The Company shall notify the Sock Exchange at the end of the waiver period for the Stock Exchange to re-visit the situation.

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xia Qing (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
25 May 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     May 31, 2017